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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                         Commission File Number: 0-28466


                           HURRICANE HYDROCARBONS LTD.
             (Exact name of registrant as specified in its charter)


          Suite 1460, Sun Life Plaza, North Tower, 140-4th Avenue S.W.,
                            CALGARY, ALBERTA T2P 3N3
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F ___                  Form 40-F  X
                                                        ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                   Yes ____                      No   X
                                                    -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  HURRICANE HYDROCARBONS LTD.
                                  (Registrant)



Date:  November 27, 2002          By:   /s/ IHOR P. WASYLKIW
                                     -----------------------------------------
                                     Ihor P. Wasylkiw
                                     Vice President - Investor Relations


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                           HURRICANE HYDROCARBONS LTD.

                            RECONCILIATION OF RESULTS
                         FROM CANADIAN GAAP TO U.S. GAAP
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
             (ALL FIGURES ARE IN THOUSANDS OF UNITED STATES DOLLARS)


      These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which conform in all material respects with those applicable in the United States ("U.S. GAAP"), except as set forth below:

      INCOME TAXES

      Effective January 1, 2000 the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for future income taxes and applied this policy retroactively without restatement of prior period financial statements. Please refer to Note 1 of the Consolidated Financial Statements for the year ended December 31, 2000. This new method differs from United States GAAP due to the application of transitional provisions and the accounting for certain tax incentives. In prior years a valuation allowance had been made against the deferred tax asset for U.S. GAAP purposes. This valuation allowance was released in 2000.

      FOREIGN CURRENCY TRANSLATION

      Hurricane's principal operating subsidiaries are HKM and HOP and for Canadian GAAP are classified as integrated which leads to the use of the temporal method of translation Please refer to Note 1 of the Consolidated Financial Statements for the year ended December 31, 2000. Under United States GAAP, the Corporation, on a consolidated basis, is required to translate the accounts of its principal operating subsidiaries using the current rate method. The significant changes which result from this difference are a reduction in the carrying value of capital assets and the creation of a cumulative translation account within the equity section of the balance sheet, which reduces total equity.

      ACCOUNTING FOR OIL AND GAS PROPERTIES

      There are certain differences between the full cost method of accounting for oil and gas assets as applied in Canada and as applied in the United States. The Corporation has reviewed such differences and determined that no variances in financial statement balances would have resulted from the application of full cost accounting in accordance with United States GAAP.




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      CONSOLIDATED STATEMENTS OF INCOME

      The application of United States GAAP would have the following effects on net income as reported:

                                                                       NINE MONTHS ENDED SEPTEMBER 30
                                                                            2002              2001
      Net income as reported in accordance
      with Canadian GAAP                                                  117,430            146,296

      Amortization of debt issue costs                                        (29)                 -

                                                                         ---------           -------
      NET INCOME UNDER UNITED STATES GAAP                                 117,401            146,296
                                                                         ---------           -------
                                                                         ---------           -------
      COMPREHENSIVE INCOME
      Foreign exchange translation adjustment                              (8,064)              (600)
                                                                         ---------           -------
      TOTAL COMPREHENSIVE INCOME                                          109,337            145,696
                                                                         ---------           -------
                                                                         ---------           -------

      Basic income per share under United States GAAP                        1.45               1.83
                                                                         ---------           -------
                                                                         ---------           -------
      Diluted income per share under United States GAAP                      1.39               1.73
                                                                         ---------           -------
                                                                         ---------           -------


      STOCK BASED COMPENSATION

      The Corporation has a stock-based compensation plan as more fully described in Note 13 to the Consolidated Financial Statements for the year ended December 31, 2001. With regard to its stock option plan, the Corporation applies APB Opinion No. 25 in accounting for this plan and accordingly no compensation cost has been recognized. Had compensation expense been determined based on fair value at the grant dates for the stock option grants consistent with the method of SFAS No. 123, the Corporation's net income and net income per share would have been reduced to the pro forma amounts as indicated below:

                                                                       NINE MONTHS ENDED SEPTEMBER 30
                                                                            2002              2001
      Net income under U.S. GAAP:
      As reported                                                          117,401           146,296
      Pro forma                                                            115,882           144,735
      .
      Basic earnings per share:
      As reported                                                             1.45              1.83
      Pro forma                                                               1.43              1.81

      Stock options vested during period (thousands)                         1,225             1,312

      Weighted average exercise price                                         3.05              2.62
      Weighted average fair value of options granted
      during the period                                                       1.24              1.19



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      The foregoing information is calculated in accordance with the
      Black-Scholes option pricing model, using the following data and assumptions: volatility, as of the date of grant, computed using the prior one to three-year weekly average prices of the Corporation's Common Shares, which ranged from 52% to 124%; expected dividend yield - 0%; option terms to expiry - 4 to 5 years as defined by the option contracts; risk-free rate of return as of the date of grant - 4.86% to 5.96%, based on five year Government of Canada Bond yields.

      CONSOLIDATED BALANCE SHEETS

      The application of United States GAAP would have the following effects on balance sheet items as reported:


                                                                    AS REPORTED         INCREASE       UNITED STATES
                                                                                       (DECREASE)           GAAP


      SEPTEMBER 30, 2002
         Current assets                                                    333,554                              333,554
         Capital assets                                                    382,939           (54,473)           328,466
         Future income tax assets                                           20,891            (6,157)            14,734
         Current liabilities                                               164,792                              164,792
         Long term debt                                                    293,197                              293,197
         Future income tax liability                                        17,826                               17,826
         Provision for future site restoration costs                         3,904                                3,904
         Minority interest                                                  10,357                               10,357
         Preferred shares of subsidiary                                         85                                   85
         Shareholders' equity                                              247,223           (60,630)           186,593


      SEPTEMBER 30, 2001
         Current assets                                                    206,911                              206,911
         Capital assets                                                    292,660           (45,411)           247,249
         Future income tax assets                                           27,582                               27,582
         Current liabilities                                               117,170                              117,170
         Long term debt                                                    249,125                              249,125
         Future income tax liability                                        24,341                               24,341
         Provision for future site restoration costs                         2,800                                2,800
         Minority interest                                                  24,825                               24,825
         Preferred shares of subsidiary                                         93                                   93
         Shareholders' equity                                              108,799           (45,411)            63,387






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      IMPACT OF NEW AND IMPENDING U.S. GAAP ACCOUNTING STANDARDS

      STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 141 ("FAS 141") - BUSINESS COMBINATIONS

      In June 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No 141 "Business Combinations" and issued this statement in July 2001. FAS 141 establishes new standards for accounting and reporting requirements for business combinations and will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling of interest method will be prohibited. Management does not believe that FAS 141 will have a material impact on the Company's financial statements.

      STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 142 ("FAS 142") - GOODWILL AND OTHER INTANGIBLE ASSETS

      In June 2001, the FASB approved SFAS No 142 "Goodwill and Other Intangible Assets", which supercedes APB Opinion No 17 "Intangible Assets". The FASB issued this statement in July 2001. FAS 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill and instead sets forth the method to periodically evaluate goodwill for impairment. Management does not believe that FAS 142 will have a material impact on the Company's financial statements.

      STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 143 ("FAS 143") - ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

      FAS 143, Accounting for Asset Retirement Obligations, is effective for financial statements issued for fiscal years beginning after June 15, 2002. FAS 143 applies to the legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long- lived asset, except for certain obligations of lessees. The Corporation has not yet evaluated the effect that FAS No 143 will have on financial reporting.

      STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 144 ("FAS 144") - ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

      FAS 144, Accounting for the Impairment or Disposal of Long Lived Assets, supersedes both FAS No. 121 and the accounting and reporting provisions of APB Opinion No.30. FAS 144 retains the fundamental provisions of FAS121 for recognizing and measuring impairment losses on long-lived assets. FAS 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity rather than a segment of a business. FAS 144 is effective for all fiscal years beginning after December 15, 2001. Adoption of FAS 144 on January 2002 will not have a material impact on the Corporation's financial position or net income.


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      CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT RECLASSIFICATIONS

      Interest and other income is presented within revenue under Canadian GAAP, under the United States GAAP this would be presented as a separate line item after operating income.

      Interest and financing costs is presented within expenses under Canadian GAAP, under United States GAAP this would be presented as a separate line item after operating income.

      Unusual items as presented under Canadian GAAP would be included within expenses under United States GAAP.